Exhibit 10.23
DESCRIPTION OF DIRECTOR COMPENSATION
Cash Compensation for Non-Employee Directors
     We provide non-employee directors the following cash compensation:

Annual Cash Retainer(1)
Non-Executive Chairman of the Board(2)	$134,500
Lead Director(2)	$54,500
All Other Non-Employee Directors	$34,500

Annual Cash Stipend for Committee Chairman(1)
Audit Committee	$16,500
Compensation Committee	$13,500
Nominating/Corporate Governance Committee	$13,500

Annual Cash Stipend for Committee Service (other than as Chairman)(1)
Audit Committee	$9,900
Compensation Committee	$8,000
Nominating/Corporate Governance Committee	$8,000

(1)	Cash portions of directors’ fees are paid quarterly.

(2)	Mr. Yost served as the Non-Executive Chairman of the Board from January 1, 2007 to December 31, 2007. On January 1, 2008, he assumed the role of Lead Director and Mr. Cardoso assumed the role of Chairman of the Board.
Equity Compensation
     Equity compensation for our non-employee directors consists of:

Annual Grant of Restricted Stock or Deferred Stock Credits
All Non-Employee Directors	$40,000
Stock Options(1)	One-time grant of 14,000 shares upon election to Board of Directors; annual grant of 7,000 shares thereafter.

(1)	These numbers have been adjusted to reflect the 2-for-1 stock split effected by the company on December 18, 2007. Prior to the stock split, non-employee directors received a one-time grant of 7,000 shares upon election to Board of Directors and an annual grant of 3,500 shares thereafter.
Perquisites and Personal Benefits
     All non-employee directors receive $50,000 of life insurance coverage, which is paid for by the company. In addition, directors receive tax reimbursements for income imputed to them for the premiums paid by the company for this insurance. Directors are also reimbursed for travel and related expenses for attendance at Board or committee meetings.
Deferred Fee Plan
     We have a Deferred Fee Plan for Non-Employee Directors (the “Deferred Fee Plan”). On an annual basis, our non-employee directors may elect to defer payment of any Board or committee compensation to a later time (with interest at a rate of prime minus 2%). In addition, any non-employee director may elect to receive stock credits, representing shares of our common stock, with respect to all or a portion of any compensation deferred under the Deferred Fee Plan. Dividend equivalents are credited to the account of any director who has elected to receive stock credits. Dividend equivalents are calculated at the same rate as the current dividend; there is no preferential or above-market earnings potential for deferrals into stock credits. The Deferred Fee Plan is currently unfunded. In the event of a change in control, we would fund the deferred payments by a transfer of cash into a deferred compensation trust (a so-called “Rabbi Trust”), administered by an independent trustee.
Directors Stock Incentive Plan
     Under the Directors Stock Incentive Plan, any non-employee director may elect to receive shares of our common stock in lieu of all or a portion of any Board or committee compensation that is not deferred pursuant to the Deferred Fee Plan.
Matching Gift Program
     Directors are eligible to participate in our Matching Gifts Program, which is also generally available to all U.S. employees. Under the program, the Kennametal Foundation will match gifts to qualified institutions on a dollar-for-dollar basis up to $5,000 per calendar year.